UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
                   Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or Global Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the ongoing impact of 2019 novel coronavirus (“COVID-19”), including the partial lockdowns implemented in various cities in the PRC and the imposition by some hospitals in the PRC of restrictions on entrance to solely to hospital staff and patients; levels of consumer confidence in the healthcare services sector generally in the PRC as a result of the outbreak; the length of the COVID-19 outbreak and severity of such outbreak across the globe; the pace of recovery following the COVID-19 outbreak; continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC (including but not limited to cord blood license related regulations, Biosecurity laws, antitrust laws) and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of legislative developments affecting U.S. listed issuers whose independent registered public accounting firms are based in the PRC and not subject to U.S. Public Company Accounting Oversight Board inspections, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; the non-binding proposal letter from Alternate Ocean Investment Company Limited and the potential transaction contemplated by such letter, and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months ended June 30, 2021 of the Company.

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and June 30, 2021

	March 31,	June 30,
	2021	2021
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	6,075,798	6,237,406	966,051
Accounts receivable, less allowance for credit losses (March 31, 2021: RMB137,961; June 30, 2021: RMB147,293 (US$22,813))	130,298	135,415	20,973
Inventories	44,257	36,960	5,724
Prepaid expenses and other receivables	47,788	66,912	10,363
Total current assets	6,298,141	6,476,693	1,003,111
Property, plant and equipment, net	498,656	488,803	75,706
Operating lease right-of-use assets	5,039	4,504	698
Non-current deposits	344,752	346,446	53,658
Non-current accounts receivable, less allowance for credit losses (March 31, 2021: RMB67,095; June 30, 2021: RMB65,799 (US$10,191))	217,208	228,986	35,465
Inventories	91,446	92,449	14,319
Intangible assets, net	88,202	87,047	13,482
Investment in equity securities at fair value	117,911	121,875	18,876
Other equity investment	189,129	189,129	29,292
Deferred tax assets	55,845	59,024	9,142
Total assets	7,906,329	8,094,956	1,253,749

LIABILITIES
Current liabilities
Accounts payable	9,479	13,883	2,150
Accrued expenses and other payables	136,448	144,110	22,320
Operating lease liabilities	1,636	1,655	256
Deferred revenue	449,359	453,659	70,263
Income tax payable	29,547	31,246	4,839
Total current liabilities	626,469	644,553	99,828
Non-current deferred revenue	2,392,906	2,418,456	374,571
Non-current operating lease liabilities	147	99	15
Other non-current liabilities	482,224	489,344	75,790
Deferred tax liabilities	16,132	17,013	2,635
Total liabilities	3,517,878	3,569,465	552,839

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31 and June 30, 2021, respectively	83	83	13
Additional paid-in capital	2,101,582	2,101,582	325,494
Treasury stock, at cost (March 31 and June 30, 2021: 136,899 shares, respectively)	(2,815)	(2,815)	(436)
Accumulated other comprehensive losses	(103,179)	(105,125)	(16,282)
Retained earnings	2,386,187	2,522,608	390,703
Total equity attributable to Global Cord Blood Corporation	4,381,858	4,516,333	699,492
Non-controlling interests	6,593	9,158	1,418
Total equity	4,388,451	4,525,491	700,910
Total liabilities and equity	7,906,329	8,094,956	1,253,749

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended June 30, 2020 and 2021

	Three months ended June 30,
	2020	2021
	RMB	RMB	US$
	(in thousands except per share data)
Revenues	280,913	315,174	48,814
Cost of revenues	(43,463)	(47,841)	(7,409)
Gross profit	237,450	267,333	41,405
Operating expenses
Research and development	(4,345)	(5,098)	(790)
Sales and marketing	(55,060)	(59,403)	(9,199)
General and administrative	(44,536)	(46,276)	(7,167)
Total operating expenses	(103,941)	(110,777)	(17,156)
Operating income	133,509	156,556	24,249
Other income
Interest income	6,767	8,190	1,268
Foreign currency exchange gains	42	146	23
Change in fair value of equity securities	18,405	5,601	867
Dividend income	—	1,120	173
Others	1,723	639	99
Total other income	26,937	15,696	2,430
Income before income tax	160,446	172,252	26,679
Income tax expense	(26,021)	(33,266)	(5,152)
Net income	134,425	138,986	21,527
Net income attributable to non-controlling interests	(1,916)	(2,565)	(397)
Net income attributable to Global Cord Blood Corporation’s shareholders	132,509	136,421	21,130

Earnings per share:
Attributable to ordinary shares
- Basic	1.09	1.12	0.17
- Diluted	1.09	1.12	0.17

Other comprehensive losses, net of nil income taxes
- Foreign currency translation adjustments	(439)	(1,946)	(301)
Comprehensive income	133,986	137,040	21,226

Comprehensive income attributable to non-controlling interests	(1,916)	(2,565)	(397)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	132,070	134,475	20,829

Other Events

On August 30, 2021, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months ended June 30, 2021. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated August 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer

Dated: August 30, 2021